VIA EDGAR
as a correspondence

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street
Los Angeles, California 90071
Telephone: (213) 683-6000

July 29, 2009

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:           Investment Managers Series Trust – File Nos. 333-122901 and 811-21719

Dear Sir or Madam:

We are attaching for filing on behalf of Investment Managers Series Trust (“Registrant”) Post-Effective Amendment No. 62 to Registrant’s Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended (the “1933 Act”) (Amendment No. 66 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended).

The attached Amendment is being filed for the purpose of updating the financial information and other non-material information contained in the prospectuses and statement of additional information currently in effect.  As noted on its facing page, the Amendment is being filed under paragraph (b) of Rule 485 under the 1933 Act to become effective on July 31, 2009.  We have assisted in the preparation of the Amendment, and we represent that the Amendment does not contain disclosures which render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please direct any inquiries regarding this filing to me at (213) 683-6207.

Very truly yours,

/s/ Michael Glazer
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures